UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tranzyme, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

89413J102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102

1.	Names of Reporting Persons. Thomas, McNerney & Partners, L.P. (TMP) I.R.S. Identification Nos. of above persons (entities only). 41-2019635

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 89413J102

1.	Names of Reporting Persons. TMP Associates, L.P. (TMP Associates) I.R.S. Identification Nos. of above persons (entities only). 71-0919539

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 89413J102

1.	Names of Reporting Persons. Thomas, McNerney & Partners, LLC (TMP GP) I.R.S. Identification Nos. of above persons (entities only). 94-3393928

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 89413J102

1.	Names of Reporting Persons. TMP Nominee, LLC (TMP Nominee) I.R.S. Identification Nos. of above persons (entities only). 94-3393928

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 89413J102

1.	Names of Reporting Persons. James E. Thomas I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 89413J102

1.	Names of Reporting Persons. Alex Zisson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,027,286(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,027,286(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,027,286(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) Thomas McNerney & Partners, L.P. (TMP), TMP Associates, L.P. (TMP Associates), TMP Nominee, LLC (TMP Nominee) and Thomas, McNerney & Partners, LLC (TMP GP) are members of a group for purposes of this Schedule 13G.

(2)  Consists of (i) 2,898,589 shares of common stock held of record by TMP; (ii) 92,743 shares of common stock held of record by TMP Nominee; (iii) 10,954 shares of common stock held of record by TMP Associates; and (iv) non-qualified stock options to purchase 25,000 shares of common stock held of record by Alex Zisson.  TMP GP, the general partner of TMP and TMP Associates, has voting and dispositive power over the shares held by TMP and TMP Associates.  In addition, TMP Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates.   James E. Thomas is the manager of TMP Nominee and have shared voting and dispositive power over these securities provided that they are obligated to exercise this voting and dispositive power in the same manner as TMP LLC votes and disposes of the Issuer’s other securities over which TMP LLC exercises voting and dispositive power. James E. Thomas, Alex Zisson, Pratik Shah and Eric Aguiar are the managers of TMP LLC.

(3) This percentage is calculated based upon 27,600,437 shares of the Issuer’s common stock outstanding as of November 5, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.

Item 1(a).	Name of Issuer:

Tranzyme, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

4819 Emperor Boulevard, Ste. 400, Durham, North Carolina 27703, United States

Item 2(a).	Name(s) of Person Filing

Thomas McNerney & Partners, L.P.
TMP Associates, L.P.
TMP Nominee, LLC
Thomas, McNerney & Partners, LLC
James E. Thomas
Alex Zisson

Item 2(b).	Address of Principal Business Office or, if none, Residence

5001 S. Miami Blvd., Suite 300
Durham, North Carolina 27703

Item 2(c).	Citizenship

Thomas McNerney & Partners, L.P. is a Delaware limited partnership.
TMP Associates, L.P. is a Delaware limited partnership.
TMP Nominee, LLC is a Delaware limited liability company.
Thomas, McNerney & Partners, LLC is a Delaware limited liability company.
James E. Thomas is a United States citizen.
Alex Zisson is a United States citizen.

Item 2(d).	Title of Class of Securities

Common stock, $0.00001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 89413J102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: .

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or direct the disposition of:

		(iv)	Shared power to dispose or direct the disposition of:

TMP Parties	Shares held directly	Beneficial Ownership	Percentage of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Thomas McNerney & Partners, L.P.	2,898,589	3,027,286	11.0%	0	3,027,286	0	3,027,286

TMP Associates, L.P.	10,954	3,027,286	11.0%	0	3,027,286	0	3,027,286

TMP Nominee, LLC	92,743	3,027,286	11.0%	0	3,027,286	0	3,027,286

Thomas, McNerney & Partners, LLC	0	3,027,286	11.0%	0	3,027,286	0	3,027,286

James E. Thomas	0	3,027,286	11.0%	0	3,027,286	0	3,027,286

Alex Zisson	25,000	3,027,286	11.0%	0	3,027,286	0	3,027,286

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

Thomas McNerney & Partners, L.P.
by Thomas, McNerney & Partners, LLC,
its general partner

/s/ James E. Thomas
By: James E. Thomas
Title: Manager

TMP Associates, L.P.
by Thomas, McNerney & Partners, LLC,
its general partner

/s/ James E. Thomas
By: James E. Thomas
Title: Manager

TMP Nominee, LLC

/s/ James E. Thomas
By: James E. Thomas
Title: Manager

Thomas, McNerney & Partners, LLC

/s/ James E. Thomas
By: James E. Thomas
Title: Manager

/s/ James E. Thomas
James E. Thomas

/s/ Alex Zisson
Alex Zisson